300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.684.6024

www.buffalogold.ca

Buffalo Appoints European Investor Relations Representative

Vancouver, B.C., February 16, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that it has appointed Pascal Geraths Gesellschaft für Presse-und Öffentlichkeitsarbeit mbH (“PGG”) to carry out media awareness campaigns in Europe on Buffalo’s behalf.  PGG is an experienced European public relations firm specialising in the resource sector.

PGG’s principal, Pascal Geraths, stated “I am very impressed with both Buffalo’s asset base and its management team, led by Damien Reynolds, with whom I have worked before.  I look forward to working with a company with world-class properties and a team that can effectively develop those assets and build shareholder value”.

Damien Reynolds, Buffalo’s Chairman and CEO, stated “I look forward to working again with Pascal Geraths.  His work in raising investor awareness for Tournigan Gold Corporation was exceptional and being able to engage Europe’s pre-eminent natural resources PR firm is a tremendous plus Buffalo and its shareholders”.

PGG has been engaged for a period of six months and will receive consulting fees of EUR7,500 per month and has, subject to regulatory approval, been granted an incentive stock option to purchase 100,000 shares of Buffalo at a price of USD$0.80 per share until February 10, 2008.  PGG does not presently own any shares of Buffalo, but may in the future acquire shares of Buffalo for investment purposes.  PGG’s appointment is subject to TSX Venture Exchange approval.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada, is actively engaged in exploring and developing mineral properties in Austral-Asia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_______________________________

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

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